March 9, 2009

David L. Orlic, Esq.
Special Counsel
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549

Dear Mr. Orlic:

     I am pleased to submit the responses of Lyris, Inc. (the “Company”) to your letter dated March 4, 2009 (the “Staff Comment Letter”), containing comments from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) relating to the Company’s preliminary proxy statement on Schedule 14A filed with the Commission on February 23, 2009, File No. 333-82154. Please feel free to contact Michael Wortley at (214) 220-7732 or Michael Freeman at (214) 220-7938 of Vinson & Elkins L.L.P. to discuss any questions you may have regarding the Company’s responses to the Staff’s comments.

     For convenience, I have reproduced the Staff’s comments (in italics typeface) and provided responses immediately below the Staff’s comments (in normal typeface).

General

1.	Please amend your filing to append a form of proxy as required by Rule 14a-6 under the Securities Exchange Act of 1934. Please ensure that the form of proxy complies with the requirements of Rule 14a-4 and Rule 14a-6(e)(1).

The Company notes the Staff’s comments and has revised the proxy statement to include a form of proxy card in accordance with Rule 14a-6. The Company has also taken other measures in an effort to ensure that it complies with the requirements of Rule 14a-4 and Rule 14a-6(e)(1), including clearly marking the proxy statement and form of proxy card as “Preliminary Copies.”

Proposal Two, page 3

2.	We note the disclosure on page 4 that the proposed reverse stock split, coupled with the proposed decrease in authorized shares, may result in an increased proportion of the authorized but unissued shares to issued shares, depending on the ratio selected for the reverse stock split. Please refer to Exchange Act Release No. 34-15230 and discuss the possible anti-takover effects of any such proportional increase in authorized shares of common stock. Inform holders that management might use the additional shares to resist or frustrate a third-party transaction by, for example, diluting the stock ownership of persons seeking to obtain control of the company.

David L. Orlic, Esq.
United States Securities and Exchange Commission
March 9, 2009

The Company notes the Staff’s comments and has revised the proxy statement to include the disclosure set forth below related to the potential anti-takeover effect of the reverse stock split and reduction of authorized shares of the Company as contemplated in the proxy statement.

Due to the proposed range of ratios of the Reverse Stock Split, the decrease in the number of authorized shares of Common Stock may be at a different ratio than the ratio that our Board of Directors selects to reduce the issued and outstanding shares of Common Stock pursuant to the Reverse Stock Split. Although not designed or intended for such purposes, the Reverse Stock Split could adversely affect the ability of third parties to take over or change the control of the Company by, for example, permitting issuances (without further stockholder approval) that would dilute the stock ownership of a person seeking to effect a change in the composition of our Board of Directors or contemplating a tender offer or other transaction for the combination of the Company with another company. Notwithstanding that such an increased proportion of unissued authorized shares of Common Stock to issued shares of Common Stock could, under certain circumstances, have an anti-takeover effect, the Reverse Stock Split is not in response to any effort of which the Company is aware to accumulate shares of Common Stock or obtain control of the Company, nor is it part of a plan by management to recommend a series of anti-takeover actions to the Board of Directors or the Company’s stockholders.

David L. Orlic, Esq.
United States Securities and Exchange Commission
March 9, 2009

The Company acknowledges that:

  It is responsible for the adequacy and accuracy of the disclosure in the filing;

  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  The Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Luis A. Rivera

Luis A. Rivera
Chief Executive Officer